UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Southwest Airlines Co.

File No. 1-7259 - CF#26304

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Southwest Airlines Co. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 8, 2011.

Based on representations by Southwest Airlines Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1(a)	through February 4, 2021
Exhibit 10.1(b)	through February 4, 2021
Exhibit 10.1(c)	through February 4, 2021
Exhibit 10.1(d)	through February 4, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel